Exhibit 99.1

Acquisition of H and E Equipment Services by United Rentals Call

Operator

Hello, and welcome to the H&E Acquisition Call. Please be advised that this call is being recorded. Before we begin, please note that the tender offer has not yet commenced and none of the comments made on today's call is an offer to purchase or a solicitation of an offer to sell securities or a recommendation to buy, sell, or hold securities. Once the tender offer is commenced, United Rentals and H&E will make certain filings with the SEC. The filings will contain important information that should be read and considered carefully before any decision is made with respect to the tender offer. The filings will be available at no charge on the SEC's website and on the websites of United Rentals and H&E.

In addition, note that comments made on today's call and responses to your questions contain forward-looking statements. The transaction being discussed today is subject to a variety of risks and uncertainties, which should be considered carefully. A summary of these uncertainties is included in the safe harbor statement contained in the investor presentation and press release related to the transaction.

Please note that United Rentals has no obligation and makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events or changes in expectations. You should also note that today's call may include references to non-GAAP terms such as adjusted EBITDA. Please refer to the back of the investor presentation to see the reconciliation from H&E's adjusted EBITDA to net income.

Speaking today for United Rentals is Matt Flannery, President and Chief Executive Officer; and Ted Grace, Chief Financial Officer. Today, for H&E is Brad Barber, Chief Executive Officer of H&E.

I will now turn the call over to Mr.Flannery. Mr.Flannery, you may begin.

Matthew J. Flannery

Thank you, operator, and good morning, everyone. Thank you all for joining us on such short notice as we discuss today's announcement to acquire H&E in more detail. And I have Ted here with me to review the transaction and to answer any questions you might have, and we have Brad Barber, the CEO of H&E, on the line with us as well.

So, I'll start with a few high-level remarks and then Ted will discuss the financials behind the transaction. Brad will say a few words and then we'll move on to Q&A, which we want to keep solely focused on this transaction. Hopefully by now, you've had a chance to review both the press release and the investor presentation, which laid out the compelling strategic and financial rationale for the deal. The opportunity to acquire H&E, a company we've long respected, checks all three boxes we require when evaluating M&A: strategic; financial; and cultural.

Beyond adding important capacity that will support our long-term growth potential, the deal provides compelling returns for our shareholders. And as you've heard me say many times, growing the core is a key component of our strategy, and H&E will help us accelerate our growth more quickly than we could achieve organically. Their footprint, customer base, and fleet are complementary to ours in many ways. The addition of H&E not only enhances our core competencies in the construction and industrial sectors, but it also expands our capacity in key geographies.

Importantly, H&E's historically GenRent focus will provide us the opportunity to drive cross-selling of our specialty offering, therefore providing significant revenue synergies. As you've heard me discuss before, offering a one-stop shop across both GenRent and specialty is attractive to customers and a key aspect of our value proposition.

Financially, we'll generate significant free cash flow from the deal in year one, while the transaction should also be accretive to our earnings, revenue, and EBITDA, as we put our M&A playbook to work and leverage approximately $130 million of cost synergies.

Additionally, we intend to quickly deleverage the balance sheet towards the midpoint of our current targeted leverage range. And as such, we're pausing our share repurchases consistent with what we've historically done with other large deals. And finally, and just as importantly, culturally, we both share the same priorities. H&E is a well-known rental provider that's been around for many years. And over that time, I have no doubt that many of you have spent time with their team and visited their branches and appreciate the compatibility of these two companies. And this is a key aspect of long-term value creation, as we strive towards the same goal of supporting customers to drive profitable growth.

Safety and serving the customer are key tenets of H&E's DNA, just as they are for United. These seasoned operators will be an asset to our combined customer base, and we look very forward to welcoming the H&E team to the United Rentals family.

In conclusion, we're very excited about this deal and the opportunity to add roughly 160 new locations in over 30 states, and most importantly, welcoming 2,900 new employees to team United. Large M&A is one of our core competencies, and this is another example of where we think we can help a business grow profitably and create more shareholder value.

Ted, over to you.

William Ted Grace

Thanks, Matt, and good morning, everyone. As Matt just said, we're really excited about this combination. He just walked through the two most important strategic considerations: first, augmenting our ability to be the partner of choice for our customers; and secondly, providing important capacity to support our long-term growth goals. So, I'll focus my comments on the financial highlights.

As you saw in our press release, we've agreed to pay $92 per share for H&E. This translates to an aggregate purchase price of about $4.8 billion, including $1.4 billion of net debt. Nominally, this translates to 6.9x LTM adjusted EBITDA of $696 million as of September. Adjusted for the $130 million of cost synergies and $54 million of present value tax benefits, however, this translates to an adjusted multiple of 5.8x LTM adjusted EBITDA.

Beyond the cost synergies, we also expect to realize other value streams, including cross-selling revenue benefits, which we currently estimate at $120 million by year three, and fleet purchasing benefits. While the latter won't really impact EBITDA, our estimated 5% purchasing advantage will benefit rental CapEx, capital intensity, and free cash flow.

Most importantly, looking at the deal from a risk-adjusted returns perspective, we think this is a very attractive opportunity to put roughly $5 billion of capital to work to benefit our shareholders. Looking at cash-on-cash returns, which as you know, is our preferred method for evaluating acquisitions, our base model points to an IRR of better than 15% and an NPV of about $1.1 billion.

From an IRR perspective, I'll note this is well above our cost of capital and consistent with the other large GenRent deals we've done, including BlueLine, Neff, and NES.

As we also highlighted in the press release, we expect the deal to be accretive to both EPS and free cash flow in year one. On a related note -- our note -- sorry, our plan is to issue standalone guidance later this month and then update guidance after we close, which is currently expected to be in late Q1. A few other points I'll make quickly.

On the funding side, while we have a committed bridge facility that ensures sufficient liquidity to close a deal, our plan is to fund the deal through a pretty straightforward combination of new debts and ABL capacity.

Looking at the balance sheet, our proforma leverage ratio will be about 2.3x, which is to say comfortably within our targeted range of 1.5x to 2.5x. That said, our intent is to focus on deleveraging after we close. Consistent with prior deals, we will be pausing our share repurchase plan and rechanneling cash with the goal of reducing our leverage to around 2x within 12 months of closing.

Importantly, this will not impact our dividend or our dividend policy, which we continue to view as a critical part of our capital allocation strategy. Combined, these steps reflect our continued commitment to a smart and disciplined capital allocation strategy that we believe will continue to unlock value for our shareholders.

Finally, on the mechanical side of things, I'll mention that we expect to launch our tender for H&E shares within 10 business days. We are targeting to close by the end of Q1 2025, and we plan to report our fourth quarter results on January 29th and host our call on January 30th.

So, with that, let me hand the call over to Brad, after which we'll go to Q&A. Brad?

Bradley W. Barber

Thank you, Ted. Good morning, all.

Matt and Ted, I want to thank you both for offering me the opportunity to join you on this morning's call. On behalf of our outstanding employee base here at H&E and our investors, this is an exciting time, and we look forward to seeing this win-win opportunity through the finalization of the acquisition.

So, at this point, I'm going to turn it back to you guys, and I guess, we'll open up to Q&A, but thank you again so much for having us and welcoming the H&E team to your organization.

Matthew J. Flannery

Great. Thanks, Brad. Operator, you can open it up to Q&A.

Questions And Answers Operator

(Question And Answer)

The floor is now open for your questions. (Operator Instructions) Our first question will come from David Raso with Evercore ISI. Please go ahead.

Q - David Raso

Hi. Thank you for taking my question. I mean, the deal, I think, pretty clearly has solid merits financially for URI, but I'm curious how you see the mix of H&E's customers, their end markets, how that maybe changes your, let's call it, medium-term organic growth profile. The spirit of the question, of course is, we're still seeing relatively solid trends in megaprojects, national account-driven business. But there's more uncertainty around general construction trends just given the rising interest rates. So, I'm just curious how this combination you think impacts your organic growth profile over the medium term, and I'd also be curious how maybe it impacts your thoughts on CapEx? Thank you.

A- Matthew J. Flannery

Great. Thanks, David. So, when we think about H&E, right, we're talking about a quality company here. So, whenever we do an overlapping deal, and specifically in GenRent, where we have a pretty robust footprint, you're really adding capacity. Well, this is quality capacity. So, when we're thinking about the three ways in which you get capacity of people, fleet, and facilities, we're very, very pleased and happy to be able to get this opportunity. That capacity is going to not just only fill the customer base at H&E serving, but these are very fungible assets that are alike in brand and a very consistent fleet profile with what we purchased, and it's a little bit on the younger side compared to the rest of the industry. So, we view this as an opportunity to continue to serve the customers at H&E serving, as well as have capacity to continue to serve our customer base.

And there's not as much differentiation here as one would think. I mean, sometimes people homogenize the local market. I'm going to let Brad speak to it, but they're not out there serving a man in a truck or a homeowner on the weekends. They're serving the largest mechanical contractors, steel erectors that are in our industry. We may have a little bit heavier national account base. Certainly, we should because of our footprint and the breadth of our offering, but not terribly different in the way we go to market from that perspective. So, we feel good about this opportunity.

From a CapEx perspective, it really depends on as we go through the execution of the actual integration. We always model in some revenue attrition. Whether that revenue attrition hits the 15% that we model, or we do a little bit better or a little bit worse, right, will depend on how our CapEx uses change. But the reason I say that is when you think about attrition, and this is for customers that generally want to have two choices, right, to have purchasing methodology. Because these assets are fungible, we'll use that fleet to either spur more growth, right, to our base business or to replace CapEx we would have spent otherwise. So, that's the way we see the interplay here, David.

Q - David Raso

Okay. Thank you. And lastly, can you just give us a little color on how the deal came together, and maybe any thoughts on any potential impediments to the deal closing? Thoughts on Hart-Scott-Rodino or go-shop here, however you want to describe any potential impediments to the deal closing. I noticed you said you expected to close by the end of the first quarter.

A - Matthew J. Flannery

Yes. So, certainly, this will need to get regulatory approvals and all that. We have experience here, and we feel really good about our process, and we'll be filing that jointly, right? Both companies need to file that later this week. So, that part of the step.

The go-shop is just good governance from H&E's Board. So, that's just something that we'll have to get through. We think we put a very compelling offer here on the table and a good win-win situation. So, we'll let that play out, but not something we're overly concerned about.

From how this came about, we've obviously known of each other, each companies for quite some time. These are two really strong brands in the space. We got together probably in earnest talking about this back in Q3 of '24, and it's just progressed as we've gone along, and it's been great to deal with Brad and John and their team in putting this deal together. And I think we've really created a win-win situation here.

Q - David Raso

I appreciate the time. Thank you.

A - Matthew J. Flannery

Thank you, David.

Operator

Thank you. Our next question will come from Rob Wertheimer with Melius Research. Please go ahead.

Q - Rob Wertheimer

Thanks. Good morning, everybody. Matt, I wonder if you could talk just a bit about your thoughts on the cross-sell of the specialty into the H&E customer base. Just how -- for one, just on your forecasted revenue synergies, which is not, I guess, in your multiple calculation, how penetrated that assumption gets? I don't actually know if it takes you one, two, three, five years just to sort of educate the customer base and get sales and everything crossing over.

So, how far does that assumption go versus your current mix? And then I assume there's already, and you talked about this in the attrition, there's probably some specialty business you're selling into H&E customers now. Were you able to calculate how big a deal that is? Is this complete white space? I mean, maybe just talk through that opportunity. Thank you.

A - Matthew J. Flannery

Yes. So, on the latter part of that, the way we model it, just for clarity is, that $120 million isn't the total opportunity that we would see if we did a customer profile and what lookalike customers spend in specialty. And when we get under the hood, we'll refine it even more when we get to look more at the customer data. Obviously, we don't want to gun jump, we don't want to get ahead of any kind of regulatory approval. So, we're very cautious and smart there. But we've done this quite a few times. So, this is very similar to what we've done in previous deals. But the way that this goes about is you could imagine that that's only a portion of the lookalike model opportunity for this customer set. We don't need a 100% penetration on the opportunity.

I don't know, Ted, we haven't shared what percentage, but --

A - William Ted Grace

It gets factored down considerably (Multiple Speakers).

A - Matthew J. Flannery

Yes, less than half, certainly. So, we won't go any further than that. So, that's the way it's modeled. But then specifically about how we see this opportunity, and like most GenRent deals, H&E does have some specialty business, I don't want to discount that, but it's less than 5% of their total fleet offerings that they have. They have a little bit of trench and power and a little bit of pump. So, this is really, when you think about our broader offering and the depth of our offering and the scale of our offering, this is a great opportunity, as it has been in other GenRent deals.

Q - Rob Wertheimer

Okay. Thank you.

A - Matthew J. Flannery

Thanks, Rob.

Operator

Thank you. Our next question will come from Jerry Revich with Goldman Sachs. Please go ahead.

Q - Jerry Revich

Yes. Hi. Good morning, everyone, and congratulations. I'm wondering if I can ask, the planned integration plan here, given just the high margin and dollar utilization profile of this business, how different is the integration plan versus the last couple of general rental deals that you folks laid out? And can you touch on how much your local density would improve for the base URI business just by laying on the complementary pieces of this business? Thanks.

A - Matthew J. Flannery

Yes. Thanks, Jerry. So, as we talked about in my prepared remarks, right, this is a very complementary business to ours, and they're in key geography. So, we think in the end-market that we want to grow more, that we want to have -- be able to feed more customer demand. And this is very complementary to that, not just from the fleet profile, from what the customers expect, but even, and this is getting to your integration question, when we start putting the teams together, right, the mechanics from both sides are going to be very familiar with this fleet. This is really going to help.

We'll just add a little bit of some of our technology and processes that we've been able to invest in over the years that might help further integrate and drive more productivity and efficiencies out of the shops. But overall, this integration is really going to be very smooth from a quality go-to-market perspective. This is a quality shop. This is an organization that sells strong value, strong customer service, and values their employees. So, we think from an integration perspective, this will be a little bit easier from a people and customer go-to-market integration than some of the previous.

Q - Jerry Revich

Super. And then separately, Ted, on the balance sheet, you mentioned obviously pausing the stock buyback program. How does this impact the way you're thinking about additional M&A, if additional opportunities come up? Would you take the leverage ratio higher? Can you talk about how this impacts potential for additional M&A, if at all?

A - William Ted Grace

Yes. Thanks for the question, Jerry. So certainly, our focus in the immediate term is going to be getting that leverage down. So, I would say from the standpoint of large scale M&A or larger scale M&A, probably reasonable to assume that we'd put anything on pause, get to that integration, get the balance sheet back closer to that neutral position in the midpoint of the range we talk about. Could there be smaller opportunities on the specialty side, for example? Conceivably, but here again, we've gone out of our way to demonstrate this discipline on the balance sheet side, and I think people should be calibrated to expect that here.

A - Matthew J. Flannery

Yes. And this isn't just a leverage question, right? This is a big deal. This is a big integration, and we want to make sure we're focused on doing a great job with it to serve our customers and to serve employees from both organizations. So, that'll be a big focus for us operationally.

Q - Jerry Revich

Thank you.

A - Matthew J. Flannery

Thanks, Jerry.

Operator

Thank you. Our next question will come from Steven Fisher with UBS. Please go ahead.

Q - Steven M. Fisher

Thanks, and congratulations. I think, Matt, you mentioned about the deal helping you become or be the partner of choice for your customers, and we've already assumed that or viewed United Rentals as the key partner of choice for their customers. So, were there things that you found that customers have been asking that just kind of revealed some holes that you had in your business that you think can now be filled through this transaction?

A - Matthew J. Flannery

Yes, Steve. I wouldn't say holes, but it'd be dismissive to, frankly, everybody else in the industry, but certainly to a 60-year-old quality company like this, that they don't have relationships and a strong history with customers that we can now get access to and leverage, right, our one-stop shop offering. So, we see that as the real value, but also the capacity that I spoke to a few times here and the quality of this capacity just to help serve more of demand that's in the end markets we feel really good about.

Q - Steven M. Fisher

Okay. Fair enough. And then is there a certain sort of level of market activity or framing for their industrial production or non-res construction that you've assumed for the next couple of years that, that really make the synergies and the metric works as you've laid them out?

A - William Ted Grace

So, certainly we've modeled this a lot of different ways. You've got multiple scenarios. It's one of the ways we really think about risk-adjusted returns on invested capital. We don't get into the details.I think you know Matt alluded to the fact that we put a stake in the ground about '25. We do feel it's a growth year. I would say based on everything we've seen since today, if we didn't have comfort with where things were, you probably wouldn't see us underwrite this transaction.

So, we won't get into front-running '25 guidance and obviously we don't get into multi-year framing of the outlook, but we continue to be positive. Our customers continue to be positive. When we look at key indicators, we think those also continue to flash green. So, easier to say that qualitatively than answer it quantitatively, Steve, but we can dig into any of that.

Q - Steven M. Fisher

Great. Congrats to all.

A- Matthew J. Flannery

Thanks, Steve.

Operator

Thank you. Our next question will come from Tami Zakaria with JPMorgan. Please go ahead.

Q - Tami Zakaria

Hey, good morning. Thank you so much. I have one question about the footprint. So, could you comment on the footprint of H&E as it relates to URl's existing branches, and is there any significant overlap that you may have to close or merge some locations? And how does this change your pre-acquisition plan of cold starts that you had for the next few years?

Operator

Mr.Flannery, do you have this muted? And Mr.Flannery and team, are you still with us? Looks like we have lost our speakers. Please stand by while I reconnect. Again this is your operator, please remain on the line, while we get our speakers back on the call. Thank you. Please stand by. Excuse me, everyone, we do ask that you please remain on the line. As we gather our speakers, please remain on the line.

A - Matthew J. Flannery

Hello? Operator, can you guys hear us? This is Matt Flannery.

Operator

Yes, sir, we can hear you loud and clear.

A- Matthew J. Flannery

All right. Well, we dialed in a cell phone. Are we back on live here?

Operator

We are back live. We do have a few more questions in queue. I can proceed if you're ready.

A - Matthew J. Flannery

Yes, absolutely. Sorry about that everyone. We had an outage here. Hasn't happened to us in my tenure, but Tami, you asked the barn burner of a question there, is the way we left it off. So, I was in the middle of answering it, when people came in and told us you can't hear us. So, I'll just pick up from there operator with Tami had asked a question about the footprint.

And you could see that on Slide 6 of our investor deck, where there is certainly we have markets, where we have stores in the same place that H&E does, but that's going to help us to serve more capacity. In instances where we have more capacity than we think the market needs, we may repurpose some facilities, to your point, about cold starts like we've done historically to open up a specialty offering in that market.

But we're going to wait till we get to the integration process and we have the field teams from both organizations deciding what we need to do and what's the best go-to-market with the capacity that we have. There's not -- we have models up-top side, but that's not something that we decide up in Stamford. That's something that we do at the ground level, because those are the folks closest to serve that market.

Operator

Thank you. Our next question will come from Jamie Cook with Truist Securities. Please go ahead.

Q - Jamie Cook

Hi, good morning, and congrats on both sides. I guess a question, Ted, just trying to understand, obviously H&E is a high-quality asset, but just your thought process, or Matt, your thought process right now on doing a larger deal in GenRent versus specialty, just given GenRent is the area that's seeing decelerating growth. Was it just nothing materialized of size in specialty, or is it just H&E made sense now? And I'm just trying to understand, too, are you trying to call a bottom, I mean, on the GenRent side and that the market is too negative?

And then my second question, if you could just elaborate on any, I guess, investment required associated with this deal that we should be cognizant of that could potentially weigh more so on margins in 2025? Thanks.

A- William Ted Grace

Sure. So, on the second part of your question, certainly not anything that we're concerned about or contemplated or modeled that's a concern. On the first part of why now, why GenRent, we've talked about 2025 being a growth year for a standalone, and we'll still give that guidance on the 29th with our call on the 30th to discuss it of this month. But we think the growth prospects for the future are still positive, and we wouldn't be doing this deal otherwise. And we think this added quality capacity that we're getting is going to help us meet that demand. And this is a multi-year view here, right?

We're not going to talk about calling the bottom or get into anything like that. Our crystal ball is not any clearer than anybody else's, other than what we hear from our team and our customers that are on the ground. And we feel that adding this capacity at this time is just a smart move for us. There's not a lean against specialty or towards GenRent. We are constantly working the pipeline. And this was the best use and opportunity for capital deployment that we saw that can help meet our growth goals and give a good return to shareholders.

Q - Jamie Cook

Thank you.

A- William Ted Grace

Thank you.

Operator

Thank you. Our next question will come from Ken Newman with KeyBanc Capital Markets. Please go ahead.

Q - Kenneth Newman

Hey, good morning, guys. Congrats on the deal.

A- Matthew J. Flannery

Thanks.

Q - Kenneth Newman

Maybe for my first question, I wanted to follow-up on the specialty cross-sell synergy target. I'm curious, do you think that's more of a back half-weighted ramp on that three-year time horizon? And the reason I ask that is, because I imagine you and HEES have already locked in bill slots with all your major OEMs for 2025.

So, just trying to get a sense of what's the ability to start filling in those branches, those key branches with new specialty equipment in '25, or just maybe more broadly, your opportunity to maybe renegotiate some of the orders you may have already placed for '25 now that you have a bigger buying presence over those suppliers?

A- Matthew J. Flannery

Yes, it's a fair point. But I just want to remind everybody, we feel the supply chain, other than some very minor percentage of niche products, is largely back intact. So, we don't think the supply is going to be an issue here. I think just making sure that we go through the integration, make sure that we take care of the business that we acquired, and then moving forward as we continue to earn the trust of the customers and the team of, hey, this is what else we have to offer. So, it will be more, I want to say back half-weighted, but outside of the first six months, right, just from that, that reality of how you go to market in general. But outside of that, you could see it pretty evenly earned as we go through once we get through the initial integration.

A - William Ted Grace

Yes, Ken, what we've said there historically is it does tend to build momentum, right? I mean, you get through the first phase of integration and managing through that, and then you help everybody understand how to most effectively cross-sell. And so, you can understand that, that then drives more effectiveness as you get from year one to year two, and then ultimately the goals we set for year three.

Q - Kenneth Newman

Right. No, that makes sense. Just for my follow-up, I know we've talked a little bit about the local market mix earlier in the call, but I know fees also plays a smaller role in some of these larger megaprojects as well. And I'm curious if you think there's any material overlap on the megaproject side. And if so, how do you think about the opportunities to leverage from combining those rental contracts in the same site?

A - William Ted Grace

Yes, we're not really thinking of it that way. We're thinking about it from a go-forward. We're all going to serve the business that we've got written today. So, this is really from a go-forward perspective, having the same quality, fungible assets of the right brands compatible with our go-to-market and being able to take care of future businesses more the way we'd look at that.

Q - Kenneth Newman

Makes sense. Thanks.

A - William Ted Grace

Thanks.

Operator

(Operator Instructions) Our next question comes from Angel Castillo with Morgan Stanley. Please go ahead.

Q - Angel Castillo

Thanks, and good morning, everyone. Congratulations on the deal announcement. Just wanted to touch on the EPS accretion. I was wondering if you could give us a little bit more of a bridge or color in terms of what interest rates are you assuming here in terms of the leverage? And particularly as we think about year one, this being EPS and accretive, could you just kind of talk about maybe the timing of the synergies? You just mentioned some on the cross-selling, but maybe on the cost side, how much of that maybe you anticipate in the first year and again, maybe how would you think about some of the other below the line items?

A - William Ted Grace

Yes, Angel, thanks for the question. On the one hand, we obviously want to be as helpful as possible, and on the other hand, there's some things that are just going to be more appropriate to answer at close. So, in terms of walking people through the math, if it's okay, we're going to wait till then. Obviously, we've got to get to the market to fund this, so we'll be dependent on where the market is. We've made assumptions. We feel good about that. But obviously, we don't want to get ahead of ourselves in that regard.

In terms of the cost synergies, I'd say the same thing. If you're just trying to play with numbers for the time being, I'd say, we've probably said historically, assume a 50-50 weighting in year one, year two. But as we get to close, certainly we'll do our best to refine all of this for you.

Q - Angel Castillo

Understood. And then maybe just wanted to go back to some of the CapEx discussion that you mentioned. I understand some of it is kind of based on attrition or some of the other kind of puts and takes of what happens. But I think there was a comment on the slides about 5% purchasing kind of benefits here or synergies.

Could you just talk about ultimately, I guess, is that just lower cost on your CapEx? And then as you think about the younger fleet of H&E, do you anticipate to essentially age that to closer to where you tend to run your businesses, or is there something about the mix of the assets there that maybe requires a different approach?

A - William Ted Grace

So, in terms of the purchasing synergies, it's really just kind of the scale benefit we have, and we've seen this historically. So, on the first part, I think, that's really kind of where you see it. And again, it's not so much a P&L impact. It's really kind of a fleet acquisition cost perspective. So, benefits, as I mentioned, kind of CapEx, cash flow, capital intensity.

Sorry, the second part on the purchasing was what? In terms of fleet age?

Q - Angel Castillo

Yes.

A - William Ted Grace

Yes. I mean, when you blend them in, it's -- they're obviously coming in at a younger age, call it, sub-41. I think we were nominally about 50 in the third quarter. Apples-to-apples, when you back out our specialty, we'd be in the upper 40s. Yes, but it's not going to drive a huge shift in it and there really is not the plan to re-age the combined fleets any meaningful way.

A - Matthew J. Flannery

Yes, Angel, we have a Rental Useful Life, right, program that we use, including the disposal value, and we'll continue to run that over their asset base.

Q - Angel Castillo

Understood. Thank you.

A - Matthew J. Flannery

Thanks.

Operator

Thank you. Our next question will come from Steven Ramsey with Thompson Research Group. Please go ahead.

Q - Steven Ramsey

Good morning. Wanted to think about how H&E's GenRent revenue has had outperformed your core GenRent revenue for the last bit of time. I'm curious what you think accounts for that divergence and then learnings you can take and apply to the larger enterprise?

A- William Ted Grace

Yes. I don't think we're really going to comment on kind of their historical numbers too much there, Steve. But certainly, as is the case with every acquisition, when we go in, we know there's things we're going to learn from the other party, and that certainly will be the case here. But in terms of comparing and contrasting, I'm not sure could help you too much there.

A- Matthew J. Flannery

Yes. As you can imagine, as they've been growing their footprint and doing more cold-starts, right, that's been helping spur some of their growth, which is great. It's more facilities, more capacity that they've built that we get to add to the team. So, we're·· well, once again, can't say it enough times that we're joining here with a quality company, so we feel good about bringing them on board.

Q - Steven Ramsey

For sure. Okay. And then one last one to circle back to the specialty cross-sell. It seems like a relatively conservative estimate on that penetration level to what you •· what United does. I'm curious if there's any constraints to reaching your levels of specialty penetration over the longer-term, or if the end market breakout, the difference in H&E versus you accounts for some of that?

A- William Ted Grace

Yes, I'm not sure how you might be looking at this. But what I would tell you is, if you were to think about that three-year target as a function of LTM revenue, it would be on the order of about 8%. If you were to look at the most analogous deals we've done, which we would say are NES, Neff, and BlueLine, they probably averaged a little less than 6%. So, it's actually, call it, a third higher on a relative basis. And what that reflects, as much as anything, is we've added more lines of specialty, right? So, if you went back years ago, we wouldn't have had maps, obviously. We wouldn't have mobile storage, and we wouldn't have ROS. So, really, it's just kind of adding more lines of business that we think should improve the relative opportunity there.

Q - Steven Ramsey

Excellent. Thank you.

Operator

Thank you. It appears we have no further questions in queue at this time. I'm sorry, we do have one question we'll take from the line of Scott Schneeberger with Oppenheimer. Please go ahead.

Q - Scott Schneeberger

Thanks. Yes, guys. Just two, I'll ask them both up front. One on the go-shop. That's not•· I don't believe that's common for you all in the past. Just any comments a bit level deeper than beyond what David asked there about how that came to be and your anticipation?

And then also, kind of following on the revenue synergies, long-term, it seems like, yes, there's a potential upside to what you put out there today. Near-term though, could there be·· like with past GenRent acquisitions in the near-term, could there be some dis-synergies on revenue, on some transactional business? Just any thoughts there. No need for quantification. I know we'll get that in a few weeks, but just on those two. Thanks, guys.

A - William Ted Grace

Yes, sure. So, on the first one on the go-shop, it's just something that, that the H&E Board and their leadership team felt was good governance, something they should do, as this was not an auction, but a bilateral deal and something that was a one-on-one communication. So, we're fine with that. We feel good we put together a compelling bid. We're not worried about that.

And then on the revenue dis-synergies, I did state it earlier. Yes, we've modeled in a 15% revenue dis-synergy, as we do with all our deals. And then the execution, once we get through the integration, we'll see how that works. But we'll repurpose that asset. Let's just use the 15% number.

It's really just a top-line situation. We'll repurpose those assets and get CapEx savings, or we'll do better than that attrition, and we'll have a little more growth than we originally modeled in. So, either way, we feel very comfortable. We've had a lot of experience with the reality that there'll be some dis-synergies in the early going, and then we'll move on from there. So, not anything we're concerned about, and all figured into our model, which is still with the dis-synergies netting mid-teens internal rate of return. So, feeling good about that.

Q - Scott Schneeberger

Great. Thanks. Congratulations.

A - William Ted Grace

Thanks.

Operator

Thank you. At this time, I will turn the call back to Matt Flannery for any additional or closing remarks.

A - Matthew J. Flannery

Great. Thank you, operator, and thank you all for your patience as we had a little technical difficulty here. This is the first time for everything, but we really appreciate your time, and I'm glad you could join us today. Our website has an investor presentation with the details from this transaction. And as always, Elizabeth is available to answer your questions. So, until we speak again on January 30th, stay safe and take care.

Operator, you can now end the call.

Operator

Thank you. This does conclude today's call. Thank you for your participation. You may disconnect at any time. Have a wonderful day.